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December 27, 2012

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:                             Ford Credit Floorplan Corporation and Ford Credit Floorplan LLC
Registration Statement on Form S-3 File Nos. 333-171922 and 171922-01
Request for Withdrawal Pursant to Rule 477 of Amendment No. 3 to Form S-3

Ladies and Gentlemen:

On behalf of Ford Credit Floorplan Corporation and Ford Credit Floorplan LLC (the “Co-Registrants”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of an inadvertent EDGAR filing submission error.  On December 21, 2012, the Co-Registrants filed Amendment No. 3 to Form S-3 (File Nos. 333-171922 and 171922-01) under form type S-3/A (accession number 0001104659-12-085907) (“Amendment No. 3”).  Amendment No. 3 was intended to be an automatically effective registration of additional securities in reliance on Rule 462(b) under the Securities Act of 1933, as amended (the “Act”).  The Co-Registrants will re-file the content of Amendment No. 3 under form type S-3MEF.  No securities have been sold in reliance upon Amendment No. 3.  Therefore, pursuant to Rule 477 under the Act, the Co-Registrants hereby withdraw, and respectfully request that the SEC consent to the withdrawal of, Amendment No. 3.

Thank you for your assistance with this matter.  If you have any questions or comments concerning this request, please call Joseph Topolski at (212) 940-6312 or David Matthews at (212) 940-6530.

Very truly yours,

By:	/s/ David J. Matthews
David J. Matthews

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